UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18, 2018	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Economic Contribution Report 2018

BHP
Our Charter We are BHP, a leading global resources company.
Our purpose Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy Our strategy is to own and operate large, long life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity Doing what is right and doing what we say we will do.
Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance Achiving superior business results by stretching our capabilities. simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie Chief Executive Officer May 2017
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Billiton Limited and BHP Billiton Plc is a member of the Group, which has its headquarters in Australia. BHP is a Dual Listed Company structure comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP.
The headquarters of BHP Billiton Limited and the global headquarters of the combined Group are located in Melbourne, Australia. The headquarters of BHP Billiton Plc are located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the Group as a whole.
In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries.

In this Report
Chief Financial Officer’s Introduction 2 FY2018 Total economic contribution 3 Our contribution throughout the value chain 6 Approach to transparency and tax 8 Our payments to governments 18 Tax and our 2018 Financial Statements 24 Basis of Report preparation 25 Glossary 26 Independent auditor’s report to the Directors of BHP Billiton Plc and BHP Billiton Limited 27 Corporate Directory 28 BHP is a joint venture participant in the North West Shelf Project, located approximately 125 kilometres northwest of Dampier in Western Australia.
BHP Economic Contribution Report 2018 1

Chief Financial Officer’s Introduction
BHP has a long-standing commitment to transparency. We believe it enhances understanding, builds trust and holds us and others to account. We’ve disclosed details of our tax and royalty payments for more than 18 years and during that time we have continually updated and expanded our disclosures. As in prior years, this Report discloses our total direct economic contribution, including the taxes and royalties we paid on a country-by-country and project-by-project basis. We also disclose additional voluntary information, such as details of each of our subsidiary entities in ‘tax haven’ countries and tax incentives we have been granted by some of our host governments. In addition, we disclose our intra-group transactions and relationships with tax authorities in compliance with the Australian Voluntary Tax Transparency Code. Consistent with our commitment to transparency, we have again increased our level of disclosure. This year, we disclose for the first time our profit, number of employees and effective tax rates in the key countries in which we operate.
We are proud of the value we generate and how this contributes to building trust with the communities in which we operate. The economic contribution we make is an important part of this. Our total direct economic contribution for FY2018 was US$33.9 billion. This includes payments to suppliers, wages and benefits for our more than 62,000 employees and contractors, dividends, taxes and royalties, and US$77.1 million voluntarily invested in social projects across our host communities.
In FY2018, our tax, royalty and other payments to governments totalled US$7.8 billion. Of this, 77 per cent or US$6.0 billion was paid in Australia. During the last decade, we paid US$82 billion globally in taxes, royalties and other payments, including US$60 billion (A$68 billion) in Australia.
‘In FY2018, our tax, royalty and other payments to governments totalled US$7.8 billion. During the last decade, we paid US$82 billion globally in taxes, royalties and other payments.’
Communities and governments around the world are focused on whether multinational companies pay their fair share of taxes. We welcome this scrutiny and believe that we pay our fair share. Our global adjusted effective tax rate in FY2018 was
31.4 per cent, which is broadly in line with our average effective tax rate over the past decade of 33.3 per cent. Once royalties are included, our FY2018 rate increases to 39.9 per cent. This significant contribution of taxation and royalty revenue to the countries in which we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future.
Recently, there has been a move globally for developed countries to reduce their corporate tax rates to support investment and employment growth. For example, in FY2018, the United States enacted comprehensive tax reforms, including reducing US Federal corporate income tax rate from 35 per cent to 21 per cent. The US tax reform will have a positive impact on our US attributable profits in the longer term, mainly due to the lower corporate tax rate. We are concerned that Australia’s tax competitiveness is falling out of step with the rest of the world. Australia currently has one of the highest corporate tax rates in the OECD and risks becoming less competitive as other countries reduce their rates.
Tax competitiveness is an important factor in our investment decisions. Our investment in economies creates high-paying jobs, both directly within our assets and indirectly through our suppliers, which supports the standard of living and further development of those communities. As well as direct employment, in FY2018 we paid US$15.8 billion to over 10,000 suppliers across the globe, with US$3.8 billion paid to local suppliers in the communities in which we operate. Importantly, we also create value for our shareholders, lenders and other investors through the returns we provide, such as dividends. We look forward to continuing to make a positive contribution.
Peter Beaven
Chief Financial Officer
2 BHP Economic Contribution Report 2018

FY2018 Total economic contribution
US$33.9 billion total contribution through payments to suppliers, wages and employee benefits, dividends, taxes and royalties
US$7.8 billion globally in taxes, royalties and other payments to governments
A$68 billion (US$60 billion) Australian taxes and royalties paid over last 10 years A$68 billion BHP remains one of the largest taxpayers in Australia
31.4% global adjusted effective tax rate 32.0% Australian adjusted effective tax rate US$6.0 billion in Australian taxes, royalties and other payments to governments 39.9% once royalties are included 43.7% once royalties are included The data presented in this Report has been prepared on the basis set out in ‘Basis of Report preparation’ section. Our contribution Our approach Our payments Additional information BHP Economic Contribution Report 2018 3

FY2018 Total economic contribution continued

Total economic contribution


Australia
US$ 19.6b
Chile
US$ 5.4b
United States
US$ 2.8b
United Kingdom
US$ 2.3b
Rest of the world
US$ 3.9b

■ Payments to governments ■ Payments to suppliers ■ Payments to employees ■ Payments to shareholders, lenders and investors ■ Social investment

Country	Payments to governments US$M (1)	Payments to suppliers US$M	Payments to employees US$M	Payments to shareholders, lenders and investors US$M	Social investment US$M (2)	Total economic contribution US$M	Profit before taxation US$M	Number of employees/ contractors
Australia	6,011.4	7,772.2	2,590.4	3,139.4	37.4	19,550.8	10,389.6	37,771
Chile	1,063.9	3,608.8	576.5	136.6	14.8	5,400.7	3,829.5	19,053
United States	182.9	278.1	408.0	552.3	7.2	1,428.5	145.7	3,372
United Kingdom	26.5	96.7	22.8	2,155.7	0.0	2,301.7	95.9	73
Canada	61.6	162.0	31.4	20.0	1.9	276.9	(282.3)	311
Other countries	302.0	2,709.2	189.8	389.9	8.5	3,599.5	423.9	1,896
Total Continuing Operations	**7,648.3**	**14,627.1**	**3,818.9**	**6,393.9**	**69.9**	**32,558.1**	**14,602.3**	**62,476**
Discontinued Operations United States (North America Shale)	120.8	1,132.6	80.1	–	–	1,333.4	(3,605.8)	–
Total Operations	**7,769.1**	**15,759.6**	**3,899.0**	**6,393.9**	**69.9**	**33,891.6**	**10,996.5**	**62,476**
Equity Accounted Investments								
Colombia (Cerrejón)	779.4	–	–	–	2.6	782.0	191.5	–
Brazil (Samarco)	30.1	–	–	–	–	30.1	(508.4)	–
United States (Resolution, Gulf of Mexico)	–	–	–	–	0.1	0.1	(80.6)	–
Peru (Antamina)	984.7	–	–	–	4.5	989.2	544.4	–
Total including Equity Accounted Investments	9,563.4	15,759.6	3,899.0	6,393.9	77.1	35,693.0	11,143.4	62,476

(1) Payments to governments have been prepared on the basis set out in 'Basis of Report preparation' section.
(2) Social investment spend shown for equity accounted investments is a pro rata calculation based on BHP's ownership interest share.

4 BHP Economic Contribution Report 2018

Our contribution
Our approach
Our payments
Additional information

Summary of payments made

BHP's contribution to the global economy is significant.

In FY2018, our total direct economic contribution was US$33.9 billion, including payments to suppliers, wages and employee benefits, dividends, taxes and royalties, as well as voluntary social investment across our host communities. Of this, we paid US$7.8 billion globally in taxes, royalties and other payments to governments. Our global adjusted effective tax rate was 31.4 per cent. Including royalties, this increases to 39.9 per cent. This significant source of taxation revenue enables governments to provide essential services to their citizens and invest in their communities for the future.

We create value for our shareholders, lenders and investors. During FY2018, we also decreased our gross debt by US$3.7 billion, through the repayment of maturing debt, the bond repurchase program and fair value adjustments.

As well as our direct economic contribution, we invested US$6.8 billion into our business through the purchase of property, plant and equipment and expenditure on exploration. This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers they rely on. During FY2018, we announced the approval of a US$3.06 billion investment in the South Flank iron ore project in Western Australia. This will provide a significant additional economic contribution to the local economy through opportunities for local suppliers – around 85 per cent of the construction budget will be spent in Australia, with 90 per cent of that in Western Australia. It will also create around 2,500 construction jobs and 600 ongoing operational ones.

Total economic contribution in FY2018

Suppliers[1]	Employees[1]	Shareholders, lenders and investors	Total payments to governments	Social investment[2]
Payments made to our suppliers for the purchase of utilities, goods and services	Employee expenses for salary, wages and incentives	Dividend payments Interest payments	Income taxes Royalty-related income taxes Royalties Other payments to governments	Cash and administrative costs
US$15.8b	+ US$3.9b	+ US$6.4b	+ US$7.8b	+ US$77.1m

= Total economic contribution **US$33.9b**

Figures are rounded to the nearest decimal point and include data for Continuing and Discontinued operations for the financial years being reported.

(1) Calculated on an accrual basis.

(2) Total social investment includes community contributions and associated administrative costs (including US$1.54 million to facilitate the operation of the BHP Billiton Foundation), and BHP's equity share in community contributions for both operated and non-operated joint ventures. Our social investment target is not less than one per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years' pre-tax profit. Priorities and focus areas are outlined in our Social Investment Framework, detailed in our Sustainability Report 2018.

BHP Economic Contribution Report 2018 5

Our contribution throughout the value chain
BHP produces commodities that help improve the quality of life of billions of people around the world.
The scale and long-term nature of our operations enable us to generate considerable value – both financial and social – in the countries where we operate. We create value for our shareholders and the broader community at each step in our value chain, supporting improvements in the standard of living in the communities in which we operate. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions
(such as donations) to our host communities. We work to promote integrity and sustainability by following best practices and supporting research, for example through the BHP Billiton Foundation. Value is also created for our shareholders, lenders and investors, including pension and superannuation funds, through paying dividends, interest and making other financial returns. In this way, we are aligned with the interests of our host communities: our success is shared.
BHP Operations
Evaluation and exploration
We invest in discovering new resources, to meet the needs of future generations.
Development
We invest in studies, trials and infrastructure with the goal of creating the maximum value from resources.
Extraction and processing
We extract and process commodities, safely and sustainably.
Rehabilitation and closure
We close our operations through one or a combination of rehabilitation, ongoing management or – in consultation with the community – a transition to an alternative use.
Marketing and Supply
We sell our products, procure suppliers, organise freight and manage market risks to maximise value.
6 BHP Economic Contribution Report 2018

How we contribute
Evaluation and exploration
Payments to suppliers and contractors Wages paid to employees Permits, licence fees and employment taxes No royalties or corporate tax
Evaluation and exploration work is largely about creating the potential for future value. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of payments to governments. Contributions to the community include payments to suppliers and contractors for any construction or excavation and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists).
Development
Capital expenditure Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties No royalties or corporate tax Host community contributions
Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, both directly in construction and more broadly through the provision of goods and services to the site and workforce. Host community contributions begin to be made. Payments to governments are largely in the form of indirect taxes (such as goods and services taxes or excise fees) on equipment and materials, and employment taxes.
Extraction and processing
Net profits – corporate taxes paid Royalties paid from extraction Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties Host community contributions
Once extraction begins, royalties and resource taxes begin to be paid.
Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid; however, this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of the operation, payments to governments will be significant and can often equal as much as 50 per cent of profit. Host community contributions continue through the operating life. Payments to shareholders, lenders and investors also increase as income from operations is generated. As we invest in long-term assets, we also create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors.
Rehabilitation and closure
Payments to suppliers and contractors Corporate taxes paid if alternative revenue streams from post-mining land use are found Lower employment and sales taxes Low or no royalties
Land no longer required for operations is rehabilitated, taking into account regulatory requirements and community expectations. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community.
Marketing and Supply
Payments to suppliers and contractors Wages paid to employees Corporate, employment and sales taxes, import duties
We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities in which we work. We also employ more than 1,700 people in our Marketing and Supply business globally. The contribution of our other businesses is enhanced by the activities of Marketing and Supply: Marketing maximises the prices received for the sale of our products and Supply ensures our unit costs are competitive, maintaining the sustainability of our operations.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 7

Approach to transparency and tax
Our tax principles
Our Charter and Our Code of Conduct define how we work at BHP. Our Charter describes our purpose and values and how we measure our success. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is, Our Code which helps guide our daily work. It demonstrates how we practically apply the commitments and values set out in Our Charter.
Our approach to tax is underpinned by Our Charter and Our Code and is embodied in our global tax principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2018 we conducted assurance that we have adhered to our tax principles.
The six principles set out below govern our global approach to tax:
1 Transparency We are transparent about the taxes and royalties that we pay to governments because we believe that openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate.
2 Corporate citizenship We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.
3 Risk management and governance We are committed to strong governance. We seek to identify, assess, control and report tax risks in accordance with our global risk management framework. Risks identified as material are reported to the Risk and Audit Committee. 4 Business rationale Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
5 Compliance We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created, and economic activity occurs, in compliance with the Organisation for Economic Co-operation and Development (OECD) guidelines, and based on the arm’s length principle.
6 Advocating reform We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions.
8 BHP Economic Contribution Report 2018

Our operations
BHP is a word-leading resources company. We extract and process minerals, oil and gas, with more than 62,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. We locate our business activities where value is created and we do not engage in aggressive tax planning.
This year, we have disclosed our profit, number of employees and adjusted effective tax rates on a country-by-country basis for the first time for our key jurisdictions.
Our commitment to transparency
We are proud to be a corporate leader in transparency and have a long-standing record in that regard. We first disclosed our aggregate payments of taxes and royalties in 2000 and since then, have continually increased our level of disclosure. This year, we have disclosed our profit, number of employees and effective tax rates on a country-by-country basis for the first time for our key jurisdictions.
Being open about the taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers, host communities and other stakeholders. Transparency allows for an informed debate on the integrity of tax regimes and the contribution we do – and should – make in the countries in which we operate. This commitment is also reflected in our support of global transparency initiatives. For example, we are represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2016 Standard requires the 51 EITI implementing countries to develop ‘road maps’ towards the establishment of Beneficial Ownership Registers. We also support mandatory payment disclosure legislation such as the EU Accounting and Transparency Directives, which are currently being reviewed by the European Commission.
This Report and global transparency requirements
This Report complies with a number of different tax transparency regimes. The information on our payments to governments on pages 18 to 23 is set out in accordance with the UK Regulations, which implement the EU Accounting Directive.
By issuing this Report, we comply with the Australian Voluntary Tax Transparency Code. In addition, in FY2018 we contributed to the development of The B Team’s Responsible Tax Principles as a founding member. The B Team is a not-for-profit initiative formed by a global group of business leaders to catalyse a better way of doing business, for the wellbeing of people and the planet. The B Team’s Tax Principles seek to set a new bar for tax practices by providing a framework that details what good tax practice should look like and sets a benchmark for businesses to achieve. We reflect these Tax Principles in our practice, for example through the disclosure of our tax incentives.
We have a number of existing subsidiary companies, primarily established for historical reasons, in ‘tax haven’ countries. These are fully disclosed below. Beyond these requirements, we voluntarily disclose additional information, including our total direct economic contribution, profit, number of employees and effective tax rates in the key countries in which we operate.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 9

Approach to transparency and tax continued
The future of global tax transparency
To be meaningful, information and data should be disclosed that is useful to stakeholders and is in a format that is accessible, machine-readable and easy to understand and utilise. To this end, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. This would create a consistent basis for companies to disclose payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years will result in unhelpful complexity and we will continue to engage with governments and regulators to move towards global consistency.
We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company). This is because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws. BHP has advocated for the establishment of public beneficial ownership registers and participated in a range of public policy forums to achieve that goal, such as OpenOwnership. OpenOwnership is the first public, open, global database of company ownership information and provides public access to information on who owns 5.1 million companies across the globe. We are members of OpenOwnership’s Private Sector Advisory Group and encourage our suppliers and partners to make disclosures in that forum, helping to grow ownership transparency into a global norm.
We also understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid, and transparency over the contracts that we have with governments, allowing comparison of our actual payments against what is required to be paid. Accordingly, we would support an initiative of a host government to publicly disclose the content of our licences or contracts for the development and production of oil, gas or minerals that forms the basis of our payments to governments, as outlined in the EITI Standard.
We believe that tax systems should be effective, efficient and competitive in order to support economic growth.
Tax policy
Tax systems should balance the need for appropriate returns to governments and the community with incentivising investment. In order to attract investment, tax systems should be internationally competitive and stable. Key factors influencing the international competitiveness of a country’s tax regime are the corporate tax rate and the mix of taxes imposed. We support the view of the OECD that a country’s tax mix should minimise distortions to business investment decisions and raise revenues from the taxes that do the least damage to economic efficiency and growth. This means more reliance on efficient taxes, such as indirect and land taxes, and less on capital and income taxes, which can distort investment decisions.
For a business such as ours, which invests over generations, we want to know that the returns we will realise in 10, 20 or 30 years’ time will be commensurate with the risks we take in investing our shareholders’ money now. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects.
10 BHP Economic Contribution Report 2018

Tax competitiveness
Recently, there has been a move globally for developed countries to reduce their corporate tax rates to support investment and employment growth. In FY2018, the United States enacted comprehensive tax reform, including reducing the US federal corporate income tax rate from 35 per cent to 21 per cent, taxing certain income on a territorial basis, allowing immediate expensing of certain property and providing other incentives. The US tax reform will have a positive impact on our US attributable profits in the longer term mainly due to the lower corporate tax rate.
A number of other OECD countries, such as Japan and the United Kingdom, have also reduced their corporate income tax rates in recent years. The United Kingdom reduced their rate from 28 per cent in 2010 to 19 per cent in 2018, with a scheduled further reduction to 17 per cent. Others, notably Belgium and France, the OECD countries that along with the United States had the highest corporate tax rates in 2017, have enacted proposals to lower their rates to 25 per cent by 2020 and 2022 respectively.
We are concerned that Australia’s tax competitiveness is falling out of step with the rest of the world. Australia currently has one of the highest corporate tax rates in the OECD and risks becoming less competitive as other countries reduce their rates. After returning excess cash to our shareholders in the form of dividends and ensuring that our balance sheet is strong, we invest back into our business. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration. We have global competition for limited capital across our many investment options around the globe: when taxes are lower in one country compared to others, all other things being equal, we will invest in that country.
In March 2018, BHP, together with some of Australia’s other largest employers, publicly committed to investing more in Australia if the Australian corporate tax rate is reduced. In our view, this would lead to more jobs created in Australia and therefore stronger wage growth. Over the next 10 years, there are potential new BHP investments of A$32 billion that could be made in Australia and that have the potential to generate A$54 billion in additional taxes and royalties over a 20-year period, and create around 15,000 high-paying jobs centred in regional and remote communities. These projects include the Olympic Dam Expansion Project in South Australia and the Wards Well coal project in Queensland. If the Australian corporate tax rate is reduced, it is inevitable that BHP will invest more in Australia as these potential investments will be more competitive in our global investment portfolio. This is particularly the case for those potential investments that are currently forecast to generate marginal returns.
We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We primarily do this by engaging on taxation policy and reform matters through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, American Petroleum Institute, SONAMI – National Mining Association of Chile, Business at OECD (BIAC) and the International Council of Mining and Metals.
Low-tax jurisdictions
We locate our business activities where value is created and do not engage in aggressive tax planning.
In classifying which of our subsidiary companies are located in low-tax jurisdictions, we have applied ‘The EU list of non-cooperative jurisdictions for tax purposes’ which the European Union first issued in December 2017. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to tax transparency, fair taxation, implementation of OECD Base Erosion and Profit Shifting (BEPS) measures and entity substance requirements. The EU has published a blacklist of ‘non-cooperative’ jurisdictions, and a ‘watch list’ of jurisdictions that have committed to address deficiencies in their tax governance. The EU has undertaken to review the lists at least yearly.
We have one subsidiary company in countries on the EU’s ‘non-cooperative’ black list. The entity, BHP Billiton (Trinidad-3A) Limited, is incorporated in Trinidad and Tobago, and holds an undeveloped offshore petroleum block in Trinidad with declared oil and gas reserves.
We currently have 13 subsidiary companies in countries on the EU’s ‘watch list’. Details of each entity, including FY2018 profits, are included in the table below. These subsidiaries were acquired for a variety of different reasons, such as part of a historic broader acquisition or to take advantage of a strong insurance regulatory regime.
Close to 100 per cent of the income of six of these companies is taxed in another jurisdiction (the United Kingdom, Australia, Peru or the United States). In addition, all of the subsidiary companies of BHP are subject to the controlled foreign company tax rules of either Australia or the United Kingdom. We disclose all of our subsidiary companies of the BHP Group in our Financial Statements.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 11

Approach to transparency and tax continued

Companies in 'non-cooperative' countries

Name	Incorporation		FY2018 Profits/(loss) before taxation (US$ millions)	Income subject to tax in another country	Nature of activities
	Jurisdiction	Year			
BHP Billiton (Trinidad-3A) Ltd.	Trinidad and Tobago	2002	(6)	–	Appraisal and development of offshore hydrocarbons

Companies in 'watch list' countries

Name	Incorporation		FY2018 Profits/(loss) before taxation (US$ millions)	Income subject to tax in another country	Nature of activities[1]
	Jurisdiction	Year			
BHP Petroleum (Tankers) Limited	Bermuda	1990	6	Australia[2]	Ownership of LNG Tankers
BHP Billiton UK Holdings Limited[3]	British Virgin Islands	2004	403	UK[2]	Holding company
BHP Billiton UK Investments Limited[3]	British Virgin Islands	2004	403	UK[2]	Holding company
Stein Insurance Company Limited[4]	Guernsey	1991	207	–	Insurance
Global BHP Copper Ltd	Cayman Islands	1994	2	US[5]	Holding company (legacy)
RAL Cayman Inc	Cayman Islands	1986	499	Peru[6]	Holding company (legacy)
Riocerro Inc	Cayman Islands	1991	0	–	Holding company (legacy)
Riochile Inc	Cayman Islands	1991	(9)	–	Holding company (legacy)
BHP Billiton Services Jersey Limited	Jersey	1997	0	–	Legacy employment entity (dormant)
BHP Billiton Shared Services Malaysia Sdn. Bhd.	Malaysia	2008	3	–	Provision of shared business services to BHP
Marcona International S.A.	Panama	1953	0	US[5]	Holding company (legacy)
BHP Billiton (Trinidad) Holdings Ltd.	Saint Lucia	2002	0	–	Holding company
BHP Billiton Marketing AG[7]	Switzerland	1988	794	Australia (partial)	Marketing and trading

(1) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historic broader acquisitions.
(2) These companies are tax-resident in either the United Kingdom or Australia and have been since incorporation. This means all their worldwide income is subject to taxation in the United Kingdom or Australia at the normal corporate tax rates as the income is earned (not when it is repatriated).
(3) The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporations law purposes.
(4) While the FY2018 profits of Stein Insurance Company Limited were US$207 million, its profits vary significantly year-on-year depending on insurance events that occurred. For example, in FY2017 Stein made a loss of US$117 million due to insurance events, including the impact of Cyclone Debbie on our Queensland Coal operations. The income of Stein Insurance Company Limited was taxed under the UK-controlled foreign company rules until 30 June 2013, when those rules changed. Further details are included in the 'Guernsey insurance company' section below.
(5) This company is subject to taxation in the United States under the foreign disregarded entity rules. In FY2018, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated).
(6) In FY2018, other than a relatively small amount of interest income (US$3 million), all of the profit of RAL Cayman Inc was dividend income that was received from other subsidiary companies. Taxes were paid on the underlying profits when earned in Peru and are included as payments to governments in this Report. See further below.
(7) BHP Billiton Marketing AG (BMAG) is our main marketing and trading company for minerals. Our Asian Marketing business is conducted through a branch of this entity in Singapore. Of the total profit made by BMAG in FY2018 (of US$794 million), US$613 million relates to our Singapore Marketing business, the remainder primarily dividend income from a subsidiary which conducts a freight business. Due to the operation of the Australian Controlled Foreign Company rules, 58 per cent of the Singapore Marketing profits attributable to Australian assets owned by BHP Billiton Limited are taxed in Australia at the normal corporate tax rate of 30 per cent. Further details are provided below in the section 'Our Singapore Marketing business'.

12 BHP Economic Contribution Report 2018

In addition to the companies disclosed above, we have two share trusts located in Jersey that hold shares under various employee share schemes on behalf of our employees. RAL Cayman Inc is a legacy holding company that was acquired as part of the broader acquisition by Billiton in 2000 of the Cerro Colorado and Spence mines in Chile and the Antamina mining project in Peru. RAL Cayman holds the now operational Antamina mine and other than a relatively small amount of interest income the profits of RAL Cayman comprise dividends received from Antamina. Tax was paid on the underlying profits when earned by the operations in Peru and are included as payments to governments in this Report. RAL Cayman Inc typically on-pays any dividends it receives during a financial year to its own shareholder, which is an entity incorporated and tax resident in Canada, within three months of the end of the financial year. No taxation benefit is obtained in relation to this dividend income as a result of RAL Cayman being in the Group corporate structure. In particular, the withholding tax implications would be the same if the underlying earnings of the mining operations were paid directly to the shareholder of RAC Cayman Inc.
We regularly review our Group structure with a view to liquidating any subsidiary companies that are dormant or not otherwise required. For example, the liquidation of RAL Cayman Inc, Riocerro Inc and Riochile Inc is being considered in light of sale of the Cerro Colorado mine in Chile.
Intra-group transactions
We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia, as part of our corporate tax returns, we lodge detailed International Dealings Schedules, which quantify, by type, the transactions between the entities of our Australian tax consolidated groups and offshore related parties. We comply with the OECD’s country-by-country (CbC) reporting requirements, which have been recently implemented in each of the countries in which we operate. For example, in Australia, we lodge our transfer pricing documentation and CbC report in accordance with the taxation laws and the Australian Taxation Office’s requirements. This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world. Consistent with our commitment to transparency, we have also voluntarily included in this Report information about material transactions between companies in the BHP group.
Our Singapore Marketing business
Our Marketing businesses add value
Marketing is an independent core business of BHP. It is the link between BHP’s global operations and our global customers. Our Marketing businesses add value to BHP and consequently to our shareholders and the countries in which we operate, by ensuring we receive the maximum price for our commodities. They achieve this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 13

Products from our Western Australia Iron Ore assets are shipped from the facilities at Port Hedland.
Photographer: Andy Vukosav.
14 BHP Economic Contribution Report 2018

Location of our Marketing businesses
Our Marketing businesses are centralised to bring together in one regional location the expertise we need to understand and analyse the markets and the needs of our customers. Our Marketing businesses are located to be close to our customers. As Asia accounts for 72 per cent of our revenue, our global minerals Marketing business is headquartered in Singapore. For proximity to oil and gas markets, our petroleum Marketing business is headquartered in Houston, United States. Marketing employs approximately 320 people globally, with 155 of these in Singapore. Other smaller offices are strategically located around the globe.
In addition to being close to our customers, locating our global Marketing business for minerals in Singapore brings other benefits. Singapore’s importance for large, global businesses cannot be overstated. This is especially true in the resources business, as Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world’s largest commodity trading companies. For example, Singapore is the clearing centre for more than 90 per cent of seaborne iron ore futures. Furthermore, Singapore is a world leader in logistics capability and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. In addition, Singapore’s high living standards attract highly qualified people and the island nation has the largest single pool of commodities trading talent in Asia, providing a highly skilled and diverse work force. For example, to enable us to effectively converse with our key customers in Asia, it makes sense for our Singapore Marketing staff to speak the languages of our key customers in Asia – almost three quarters of the Singapore workforce speak at least two languages.
In addition to our Marketing business, our Supply and Technology functions are headquartered in Singapore, along with Finance, Human Resources and Legal personnel to support the Singapore activities. In total, we have around 530 people in Singapore.
Profits made by our Singapore Marketing businesses
In relative terms, our Marketing profits are small compared with the profits made in Australia from our Australian operations. In FY2018, our main Singapore Marketing business made profits of US$613 million on global commodities sales, whereas our Australian operations made profits of US$10.4 billion from the production of Australian commodities.
Singapore’s importance for large, global businesses cannot be overstated. This is especially true in the resources business, as Singapore is the Asian centre for global commodities trading.
The pricing which the Singapore Marketing business charges the Australian operations is in line with the risks and activities undertaken and the value added. It is also consistent with what our Marketing businesses charge third parties to market their commodities and equally what we expect we would have to pay an external marketing business to market our commodities for us. This is the approach set out in the OECD guidelines.
Taxation treatment
All the profits made in Australia from the production of commodities are taxed in Australia at the normal Australian corporate tax rate. BHP also pays royalties in Australia in relation to our Australian commodities. Since 2009, we have paid A$68 billion in taxes and royalties in Australia.
In addition, 58 per cent of the profits made by our Singapore
Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP Billiton Limited are taxed in Australia, at the normal corporate tax rate, under the Australian Controlled Foreign Company rules. This is because our Singapore Marketing business is ultimately owned 58 per cent from Australia and 42 per cent owned from the United Kingdom (which reflects the relative values at the time the Dual Listed Company structure was created). The 42 per cent share of the profits that flows to the UK, although fully within the scope of the UK-controlled foreign company rules, is not taxed in the UK due to the particular operation of those rules.
Overall, the Australian tax paid on Australian production profits and the Australian ‘top-up’ tax paid on a significant proportion of the profits of our Singapore Marketing business mean that, in total, 97 per cent of all profits derived from the sale of our Australian products are taxed in Australia. In addition, we pay royalties on our Australian commodities.
The Singapore Government has granted BHP a tax incentive that applies to the income made by the Singapore Marketing business. This is one of a range of incentives that is legislated and open to all taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. In FY2018, under this incentive we were exempt from paying income tax on our marketing activities; however, with effect from FY2021, we will be subject to corporate income tax at a reduced rate.
We currently have a dispute with the Australian Taxation Office (ATO) over the amount of taxes payable as a result of sales of Australian commodities to our Singapore Marketing business dating back to FY2003. The dispute relates to the price at which Australian commodities are sold. As with all disputes over valuation, they can be complex. The dispute is ultimately about what arm’s length parties would have done and paid.
BHP has received assessments from the ATO for a period that spans 11 years (FY2003 to FY2013) totalling A$1,042 million
(A$661 million of primary tax). In accordance with the ATO’s normal practice, BHP has made partial payments for these amended assessments of A$328 million, representing 50 per cent of the primary tax. The ATO is also auditing FY2014 to FY2016. Interest continues to accrue on the unpaid portion. This valuation dispute is also relevant for computing the Minerals Resource Rent Tax (MRRT). Included in the total of amended assessments received above, is an amended assessment totalling A$143 million (A$104 million of primary tax) for FY2013 relating to MRRT.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 15

Approach to transparency and tax continued
The primary tax in dispute represents less than 2 per cent of the taxes and royalties paid in Australia over that 11-year period. BHP does not agree with the ATO’s position. Consequently, we have objected to all of the amended assessments and intend to continue to defend our position, including by initiating court action if necessary.
Guernsey insurance company
BHP has an internal self-insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so.
The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Marketing businesses pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm’s length principle as set out in the OECD
Guidelines. The profits of Stein vary significantly year-on-year depending on insurance events that occurred. For example, in FY2017 Stein made a loss of US$117 million due to insurance events, including the impact of Cyclone Debbie on our Queensland Coal operations. In FY2018, the profits were US$207 million.
Financing
BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Marketing businesses and assets receive proceeds for the sale of our products to customers. These funds may be deployed in a number of different ways, including capital investment in our operations, operating expenditure or dividends to our shareholders. We achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions. The BHP companies that provide this intra-group financing are tax resident in the United Kingdom, the United States or Australia. Consequently, any income, including interest received by the BHP financing companies, is subject to tax in the United Kingdom, the United States or Australia at normal corporate tax rates.
The pricing of these intra-group financing arrangements is consistent with the arm’s length principle as set out in the OECD Guidelines.
We are transparent with our key tax authorities on our funding arrangements. For example, we are engaging with the ATO as part of the Key Taxpayer Engagement (KTE) and Justified Trust approaches. We have no disputes with any tax authorities in relation to our financing arrangements.
Intra-group administration and technology
BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions such as external affairs, finance, human resources and technology that provide support to our assets. We also have regional functions that provide localised support to our assets on exploration, health, safety and environment, projects, engineering and integrated operations. Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, the United States, the United Kingdom, Malaysia, the Philippines and Singapore. Some of these charges are the subject of an agreement between tax authorities (Australia and the UK) that sets out their tax treatment or are the subject of discussions with tax authorities (Australia and the US) for the purpose of entering into such an agreement (see ‘Tax agreements’ section below).
Relationships with tax authorities
Tax authorities conduct assurance on our tax affairs in a number of different jurisdictions around the world. As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with those authorities and seek to identify and where possible resolve any disagreements on a timely basis.
Our risk ratings in the United Kingdom and Australia reflect our size and complexity, our conservative approach to tax, in particular, not engaging in aggressive tax planning, and our openness and transparency in our dealings with revenue authorities.
In Australia, we have a ‘Key Taxpayer’ risk rating. This risk rating reflects a lower risk level relative to other top 100 taxpayers, and an ongoing proactive and transparent engagement with the ATO. This is the lowest risk rating BHP can achieve as a top 100 taxpayer.
BHP is part of the Key Taxpayer Engagement (KTE) approach being rolled out by the ATO. KTE is a continuous whole-of-tax approach being put in place with 100 of the largest public businesses in Australia. Additionally, like all large taxpayers in Australia, we are currently part of the ATO’s ‘justified trust’ program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the ‘right’ amount of tax in accordance with taxation laws.
Similarly, the business risk review rating given to BHP by Her Majesty’s Revenue and Customs (HMRC) in the United Kingdom includes ‘inherent moderate risk’ factors (being the lowest BHP can possibly achieve given our scale) and behavioural ‘low-risk’ factors (being the lowest regardless of scale).
As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with those authorities and seek to identify and resolve any disagreements on a timely basis.
16 BHP Economic Contribution Report 2018

Tax agreements
As part of our commitment to corporate citizenship, we seek to enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.
In relation to the pricing of our intra-group service charges, as noted in the ‘Intra-group administration and technology’ section above, we have reached an agreement with the ATO and HMRC in the United Kingdom, as part of a bilateral advance pricing arrangement. We are also currently in discussions with the ATO and US Internal Revenue Service (IRS) on a similar agreement.
Tax incentives
We have been granted tax incentives in a number of the countries in which we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them. The criteria that apply to such incentives generally include demonstration of a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.
In FY2018, the incentives that applied to BHP were in Singapore, Malaysia and the Philippines. In Singapore, we were granted incentives exempting us from paying income tax on our marketing activities (refer ‘Our Singapore Marketing business’ section above) and on income from qualifying shipping operations (approximately US$95 million profit in FY2018) until July 2021 under the Maritime Sector Incentive – Approved International Shipping (MSI-AIS) Enterprise Scheme. In Malaysia and the Philippines, we were granted incentives exempting us from paying taxes on the profits generated on intra-group service charges from our shared Global Asset Services (GAS) centres. We were granted Pioneer Status approval in Malaysia, providing a 100 per cent tax exemption of statutory income (approximately US$35.6 million in FY2018) until September 2018. In the Philippines, we were granted a tax-free holiday on revenue, VAT-free local purchases and free import duties under a Registration Agreement with the Philippine Economic Zone Authority (PEZA) expiring in November 2021. Our income in the Philippines was US$3 million in FY2018. None of the regimes under which BHP has been granted incentives have been noted by the OECD as being a harmful tax practice.
Tax disputes
Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations. As set out in note 5 ‘Income tax expense’ in section 5 in the Annual Report FY2018, we disclose our significant unresolved tax and royalty matters, including disputes.
Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 17

Our payments to governments

BHP has prepared this information in accordance with the UK Regulations. Our Report also addresses BHP's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The 'Basis of Report preparation' and 'Glossary' contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the 'Basis of Report preparation' section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total Payments to Governments	**4,245.2**	**551.2**	**130.1**	**4,926.4**
Algeria[1]	–	–	–	–
Directorate-General of Taxes	–	–	–	–
Australia	**3,158.0**	**488.2**	**43.8**	**3,690.0**
Australian Taxation Office	3,158.0	488.2	43.8	3,690.0
Central Highlands Regional Council	–	–	–	–
City of Kalgoorlie-Boulder	–	–	–	–
City of Rockingham	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
Shire of Muswellbrook (New South Wales)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
State of New South Wales	–	–	–	–
State of Queensland	–	–	–	–
State of South Australia	–	–	–	–
State of Victoria	–	–	–	–
State of Western Australia	–	–	–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Other Australian Governments	–	–	–	–
Brazil	**50.3**	–	–	**50.3**
Federal Tax Revenue Ministry	50.3	–	–	50.3
Canada	**47.7**	–	–	**47.7**
Canada Revenue Agency	43.4	–	–	43.4
Finances Quebec	4.3	–	–	4.3
Government of Saskatchewan	–	–	–	–
Ministry of Finance – Ontario	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Other Canadian Governments	–	–	–	–
Chile[2]	**974.3**	**63.0**	–	**1,037.3**
Servicio De Impuestos Internos	974.3	63.0	–	1,037.3
China	**1.8**	–	–	**1.8**
China Tax Bureau	1.8	–	–	1.8
India	**0.4**	–	–	**0.4**
Income Tax Department	0.4	–	–	0.4

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 1.9 million barrels of oil equivalent (boe) paid in-kind.

(2) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2017 to 30 June 2018). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for CY2017 amount to US$340 million and US$195 million respectively.

18 BHP Economic Contribution Report 2018

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,279.5	**180.4**	**90.6**	**0.7**	**5.3**	**7,482.9**	**286.2**	**7,769.1**
–	**128.8**	**–**	**–**	**–**	**128.8**	**–**	**128.8**
–	128.8	–	–	–	128.8	–	128.8
2,067.4	**–**	**20.0**	**–**	**–**	**5,777.3**	**234.1**	**6,011.4**
125.6	–	1.0	–	–	3,816.7	45.2	3,861.9
–	–	–	–	–	–	2.7	2.7
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	9.5	9.6
–	–	–	–	–	–	0.6	0.6
–	–	–	–	–	–	0.4	0.4
–	–	–	–	–	–	3.8	3.8
–	–	–	–	–	–	0.7	0.7
–	–	–	–	–	–	1.1	1.1
–	–	–	–	–	–	0.9	0.9
107.5	–	1.1	–	–	108.5	8.7	117.2
699.4	–	5.2	–	–	704.6	47.2	751.8
46.1	–	1.3	–	–	47.4	13.4	60.8
–	–	–	–	–	–	9.0	9.0
1,088.7	–	10.6	–	–	1,099.3	87.3	1,186.6
–	–	0.7	–	–	0.7	3.1	3.9
–	–	–	–	–	–	0.2	0.2
–	**–**	**–**	**–**	**–**	**50.4**	**11.4**	**61.8**
–	–	–	–	–	50.4	11.4	61.8
–	**–**	**8.8**	**0.7**	**–**	**57.2**	**4.4**	**61.6**
–	–	0.5	–	–	43.9	0.9	44.7
–	–	–	0.2	–	4.5	–	4.5
–	–	8.2	–	–	8.2	0.2	8.4
–	–	–	–	–	–	–	0.1
–	–	–	0.4	–	0.4	3.1	3.5
–	–	–	0.1	–	0.1	0.1	0.2
–	–	–	–	–	–	0.1	0.1
–	**–**	**14.7**	**–**	**–**	**1,052.0**	**11.8**	**1,063.9**
–	–	14.7	–	–	1,052.0	11.8	1,063.9
–	–	–	–	–	**1.8**	–	**1.8**
–	–	–	–	–	1.8	–	1.8
–	**–**	**–**	**–**	**–**	**0.4**	**–**	**0.4**
–	–	–	–	–	0.4	–	0.4

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2018 19

Our payments to governments continued
US$ millions Corporate income taxes Royalty-related income taxes Taxes levied on production Total taxes paid
Indonesia 0.1 – – 0.1
Directorate General of Taxes 0.1 – – 0.1
Japan 0.4 – – 0.4
National Tax Agency 0.4 – – 0.4
Mexico 0.9 – – 0.9
Mexican Federal Tax Administration 0.9 – – 0.9 Peru 32.4 – – 32.4 The National Superintendency of Customs and Tax Administration 32.4 – – 32.4
Singapore (0.9) – – (0.9)
Inland Revenue Authority of Singapore (0.9) – – (0.9)
South Africa (0.3) – – (0.3)
South African Revenue Service (0.3) – – (0.3)
Switzerland 1.1 – – 1.1
Canton of Zug 1.1 – – 1.1
Trinidad and Tobago (1) 0.8 – – 0.8
Board of Inland Revenue 0.8 – – 0.8
United Kingdom 24.8 – – 24.8
City of Westminster – – – – Her Majesty’s Revenue & Customs 24.8 – – 24.8
United States (11.3) – – (11.3)
Arizona Department of Revenue – – – – Arizona State Land Department – – – – California Franchise Tax Board – – – – Internal Revenue Service – – – – Texas Comptroller – – – – U.S. Nuclear Regulatory Commission – – – – US Department of the Interior – – – – US Department of the Treasury (11.4) – – (11.4) Utah Tax Commission – – – – Washington Department of Revenue – – – –
United States (Discontinued Operations) (35.3) – 86.3 51.0
Arkansas Department of Finance and Administration – – 6.6 6.6 Commissioner for the Texas General Land Office – – – – Department of Natural Resources (Louisiana) – – – – Louisiana Department of Revenue – – 15.4 15.4 Railroad Commission of Texas – – 0.2 0.2 Texas Comptroller – – 64.1 64.1 US Department of the Interior – – – – US Department of the Treasury (35.3) – – (35.3)
Figures are rounded to the nearest decimal point.
(1) Production entitlements of 2.6 million boe paid in-kind.
20 BHP Economic Contribution Report 2018

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
–	**–**	**–**	**–**	**–**	**0.1**	**–**	**0.1**
–	–	–	–	–	0.1	–	0.1
–	**–**	**–**	**–**	**–**	**0.4**	**–**	**0.4**
–	–	–	–	–	0.4	–	0.4
–	**–**	**2.5**	**–**	**–**	**3.3**	**0.1**	**3.4**
–	–	2.5	–	–	3.3	0.1	3.4
–	**–**	**–**	**–**	**–**	**32.4**	**–**	**32.4**
–	–	–	–	–	32.4	–	32.4
–	**–**	**–**	**–**	**–**	**(0.9)**	**–**	**(0.9)**
–	–	–	–	–	(0.9)	–	(0.9)
–	**–**	**–**	**–**	**–**	**(0.3)**	**–**	**(0.3)**
–	–	–	–	–	(0.3)	–	(0.3)
–	**–**	**–**	**–**	**–**	**1.1**	**–**	**1.1**
–	–	–	–	–	1.1	–	1.1
–	**51.6**	**20.6**	**–**	**–**	**73.0**	**–**	**73.0**
–	51.6	20.6	–	–	73.0	–	73.0
–	**–**	**–**	**–**	**–**	**24.8**	**1.7**	**26.5**
–	–	–	–	–	–	1.2	1.2
–	–	–	–	–	24.8	0.5	25.3
169.0	**–**	**16.8**	**–**	**5.3**	**179.7**	**3.2**	**182.9**
–	–	0.7	–	–	0.7	0.4	1.1
–	–	0.5	–	–	0.5	–	0.5
–	–	–	–	–	–	–	0.1
–	–	0.2	–	–	0.2	–	0.2
–	–	–	–	–	–	2.3	2.3
–	–	0.2	–	–	0.2	–	0.2
169.0	–	14.7	–	5.3	189.0	–	189.0
–	–	–	–	–	(11.4)	0.4	(11.0)
–	–	0.1	–	–	0.1	–	0.1
–	–	0.3	–	–	0.3	–	0.3
43.1	**–**	**7.2**	**–**	**–**	**101.3**	**19.4**	**120.8**
–	–	–	–	–	6.6	2.9	9.5
40.0	–	6.3	–	–	46.3	–	46.3
2.5	–	0.3	–	–	2.8	–	2.8
–	–	0.2	–	–	15.6	6.8	22.4
–	–	0.1	–	–	0.3	–	0.3
–	–	0.3	–	–	64.4	9.7	74.1
0.5	–	–	–	–	0.6	–	0.6
–	–	–	–	–	(35.3)	–	(35.2)

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2018 21

Our payments to governments continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the 'Basis of Report preparation' section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**4,245.2**	**551.2**	**130.1**	**4,926.5**
Petroleum	**375.7**	**488.2**	**43.8**	**907.6**
Algeria Joint Interest Unit [1]	(2.4)	–	–	(2.4)
Australia Production Unit – Victoria	5.2	26.1	–	31.3
Australia Production Unit – Western Australia	(22.7)	152.8	–	130.1
Bass Strait	109.8	309.2	–	419.0
Closed Mines	31.1	–	–	31.1
Gulf of Mexico	(18.8)	–	–	(18.8)
Head Office – BHP Billiton Brasil Investimentos Ltda	–	–	–	–
Head Office – BHP Billiton Petroleum International Pty Ltd	4.8	–	–	4.8
North West Shelf	253.8	–	43.8	297.6
Trinidad and Tobago Production Unit [2]	0.8	–	–	0.8
UK Production Unit	12.9	–	–	12.9
Other	1.3	–	–	1.3
Minerals Australia	**3,008.8**	**–**	**–**	**3,008.8**
Exploration – Minerals Australia	0.7	–	–	0.7
Head Office – BHP Billiton MetCoal Holdings Pty Ltd	10.2	–	–	10.2
IndoMet	0.1	–	–	0.1
New South Wales Energy Coal	–	–	–	–
Nickel West	24.2	–	–	24.2
Olympic Dam	12.8	–	–	12.8
Queensland Coal [3]	899.8	–	–	899.8
Western Australia Iron Ore	2,060.9	–	–	2,060.9
Minerals Americas	**1,068.8**	**63.0**	**–**	**1,131.8**
Escondida	739.2	63.0	–	802.3
Exploration – Minerals Americas	3.1	–	–	3.1
Head Office – BHP Billiton Brasil Ltda	51.5	–	–	51.5
Head Office – RAL Cayman Inc	32.4	–	–	32.4
Pampa Norte	242.5	–	–	242.5
Potash	–	–	–	–
Group & Unallocated	**(172.8)**	**–**	**–**	**(172.8)**
Corporate	(175.5)	–	–	(175.5)
Marketing	2.7	–	–	2.7
Discontinued Operations	**(35.3)**	**–**	**86.3**	**51.0**
North America Shale (Fayetteville)	–	–	6.6	6.6
North America Shale (Haynesville)	(35.3)	–	79.5	44.2
North America Shale (Permian Basin, Eagle Ford)	–	–	0.2	0.2

Figures are rounded to the nearest decimal point.
(1) Production entitlements of 1.9 million boe paid in-kind.
(2) Production entitlements of 2.6 million boe paid in-kind.
(3) Royalties, fees and other payments made by BHP Billiton Mitsubishi Alliance Coal Operations Pty Ltd have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.

22 BHP Economic Contribution Report 2018

Our contribution
Our approach
Our payments
Additional information

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,279.5	**180.4**	**90.6**	**0.7**	**5.3**	**7,482.9**	**286.2**	**7,769.1**
294.6	**180.4**	**40.7**	**0.2**	**5.3**	**1,428.8**	**21.0**	**1,449.8**
–	128.8	–	–	–	126.4	–	126.4
–	–	–	–	–	31.3	0.2	31.5
–	–	1.7	–	–	131.9	3.5	135.4
–	–	–	–	–	419.0	13.4	432.4
–	–	1.1	0.2	–	32.3	0.7	33.0
169.0	–	14.7	–	5.3	170.1	2.7	172.8
–	–	–	–	–	–	0.2	0.2
–	–	–	–	–	4.8	–	4.8
125.6	–	0.1	–	–	423.3	–	423.3
–	51.6	20.6	–	–	73.0	–	73.0
–	–	–	–	–	12.9	–	12.9
–	–	2.5	–	–	3.7	0.4	4.1
1,941.8	**–**	**18.1**	**–**	**–**	**4,968.7**	**206.4**	**5,175.2**
–	–	–	–	–	0.7	–	0.7
–	–	–	–	–	10.2	3.7	13.8
–	–	–	–	–	0.1	–	0.1
107.5	–	1.1	–	–	108.5	13.0	121.5
21.4	–	2.4	–	–	48.1	13.0	61.1
46.1	–	2.1	–	–	61.0	15.0	76.0
699.4	–	5.2	–	–	1,604.5	74.3	1,678.8
1,067.4	–	7.4	–	–	3,135.6	87.4	3,223.1
–	**–**	**24.6**	**0.5**	**–**	**1,156.9**	**27.0**	**1,183.9**
–	–	9.1	–	–	811.4	8.9	820.3
–	–	5.1	–	–	8.2	0.7	8.8
–	–	–	–	–	51.6	10.9	62.5
–	–	–	–	–	32.4	–	32.4
–	–	1.8	–	–	244.3	2.3	246.6
–	–	8.6	0.5	–	9.0	4.2	13.3
–	**–**	**–**	**–**	**–**	**(172.8)**	**12.2**	**(160.6)**
–	–	–	–	–	(175.5)	12.2	(163.3)
–	–	–	–	–	2.7	–	2.7
43.1	**–**	**7.2**	**–**	**–**	**101.3**	**19.4**	**120.8**
0.4	–	–	–	–	7.0	2.9	9.9
42.7	–	7.0	–	–	93.9	13.2	107.1
–	–	0.2	–	–	0.4	3.3	3.7

BHP Economic Contribution Report 2018 23

Tax and our 2018 Financial Statements

Below are a number of commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an outlay of cash, such as taxes paid in kind.

How do the numbers reported here reconcile to the tax expense in your financial report?

The income tax and royalty-related taxation paid reported in this Report is included in section 5.1.4 Consolidated Cash Flow Statement in the Annual Report 2018, presented as net income tax and royalty-related taxation refunded of US$17 million and net income tax and royalty-related taxation paid of US$4,935 million. These also reconcile to the tax expense, presented on an accrual basis, in note 5 'Income tax expense' in section 5 in the Annual Report 2018, as shown below.

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax.

Two measures of effective tax rate are commonly used:

1. Statutory effective tax rate, calculated as total taxation expense divided by accounting profit.
2. Corporate effective tax rate, calculated as total income tax expense divided by accounting profit. This excludes the impact of royalty-related taxation (such as Petroleum Resource Rent Tax in Australia).

Outcomes for FY2018 for our key jurisdictions for these effective tax rate measures are shown below.

	Statutory effective tax rate	Corporate effective tax rate
Global %	47.5	46.6
Australia %	32.1	31.1
Chile %	35.8	34.2
United States %[1]	–	–
Canada %[2]	–	–

(1) The enactment of the Tax Cuts and Jobs Act in the United States on 22 December 2017 resulted in a tax expense of US$2,029 million against a profit of US$64 million due to recognition of an exceptional income tax charge of US$2,320 million.
(2) Canada was in a loss position in FY2018, with a tax benefit of $42 million against a loss of US$282 million.

What is your adjusted effective tax rate?

We also report adjusted effective tax rates, which exclude the influence of exchange rate movements and exceptional items, because we believe this gives a clearer view of our ongoing contribution and how it changes over time. Our globally adjusted effective tax rate for FY2018 was 31.4 per cent. It is reconciled to the statutory effective tax rate shown below.

	2018		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	14,751	7,007	47.5
Adjusted for:			
Exchange rate movements	–	152	
Exceptional items[1]	650	(2,320)	
Adjusted effective tax rate	**15,401**	**4,839**	**31.4**

(1) Following the enactment of the Tax Cuts and Jobs Act in the United States on 22 December 2017, the Group has recognised an exceptional income tax charge of US$2,320 million, primarily relating to the reduced US corporate income tax rate, which resulted in re-measurement of the Group's deferred tax position and impairment of foreign tax credits due to reduced forecast utilisation, together with tax charges on the deemed repatriation of accumulated earnings of non-US subsidiaries.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country in which we operate. That tax rate applies to the taxable profits derived in that country, and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

Reconciliation of taxes paid to tax expense



US$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,918
(1,924)
2,234
(177)
5,052
1,955
7,007
Corporate income tax and royalty-related taxes that have been paid and received in FY2018 on a cash basis[1]
Tax payments from prior periods that were made in FY2018
Tax payments in respect of FY2018 that will be made in subsequent periods
Other (includes taxes paid in-kind)
Current tax expense
Deferred tax raising from differences between accounting and tax treatments[2]
Total tax expense (current and deferred tax expense)

(1) Includes US$86 million of transfers between Continuing and Discontinued operations.
(2) Material differences include timing of depreciation deductions and carry-forward of tax losses.

A reconciliation from accounting profit to income tax expense is presented in note 5 'Income tax expense' in section 5 in the Annual Report 2018.

24 BHP Economic Contribution Report 2018

Basis of Report preparation
This Report has been prepared in accordance with UK Regulations. Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended
30 June 2018.
This Report includes all such amounts paid and received by BHP in respect of each of our operations, including the Onshore US assets, whose sale by BHP was announced on 27 July 2018. For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets’ payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BHP Billiton Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the operation. For information purposes, 100 per cent of the payments made by our significant equity accounted investments have been shown on page 4 even though no amounts have been included in our total payments to governments.
Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ‘Total payments to governments’ and include the following payment categories:
Corporate income taxes
Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes on dividends, interest and royalties.
Royalty-related income taxes
Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. Royalty-related income taxes are presented as income tax in section 5.1.1 Consolidated Income Statement in the Annual Report 2018.
Taxes levied on production
Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in section
5.1.1 Consolidated Income Statement in the Annual Report 2018.
Royalties
Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2018. Royalty-related income taxes are excluded from Royalties.
Production entitlements
Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government.
Fees
Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.
Payments for infrastructure improvements
Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.
Dividend payments
Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP. There were no dividend payments to governments for the year ended
30 June 2018.
Signature, discovery or production bonuses
Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced.
Other payments
Payments to governments under other legislated tax rules such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and black lung tax. These payments are not specifically required to be disclosed by the UK Regulations.
Excluded amounts
The following are not included in total payments to governments:
Taxes collected
Tax payments made to governments on behalf of our employees.
Indirect taxes
Tax payments made to, or received from, governments in the nature of sales tax, value added tax and goods and services tax.
Penalties and interest
Payments to governments resulting from the imposition of penalties, fees or interest.
Other
Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in the UK Regulations).
Projects
Payments made on a project-by-project basis (‘Payments made on a project-by-project basis’ section of this Report) present payments by entity when not specifically attributable to a project.
Payments in relation to Corporate Head Office and Marketing and Supply Offices have been included in the Total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects. Corporate Head Office and Marketing and Supply Offices comprise functional support for the Group that in FY2018 consists entirely of projects that undertake relevant activities as defined by the UK Regulations.
The ‘Payments made on a project-by-project basis’ section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include the following: • losses from one entity can be offset against taxable income of another entity within the same tax consolidated group; • only the head entity of a tax consolidated group is liable to make corporate income tax payments to the Australian Tax Office (ATO); • typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO amongst entities within the Australian tax consolidated group.
Reporting currency
All payments to governments on pages 18 to 23 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment.
Discontinued operations
Following BHP’s sale of the Onshore US assets announced on 27 July 2018, the contribution of these assets to the Group’s results is presented in this Report as Discontinued operations (refer to Section 5 in the Annual Report 2018 for further information on the accounting treatment). To enable more meaningful comparisons with prior year disclosures, and to comply with applicable statutory requirements, this Report includes data from Continuing and Discontinued operations. See ‘Glossary’ for definitions of reported data.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2018 25

Glossary
Adjusted effective tax rate
Total taxation expense for our Continuing operations excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items.
Adjusted effective tax and royalty rate
Total taxation expense for our Continuing operations excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items.
BHP or the Group
BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries.
Current tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements for our Continuing operations currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.
Deferred tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements for our Continuing operations attributable to the current year but payable in future years provided using the balance sheet liability method.
Employees and contractors
The weighted average number of employees and contractors across the Group is calculated from the actual number of employees on the last day of the month over the 10-month period from July 2017 to April 2018 at each BHP controlled site. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership.
Government
Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking).
Income tax expense
The total of current tax expense and deferred tax expense for our Continuing operations.
Low-tax jurisdictions
In classifying which countries are ‘low-tax jurisdictions’, we have applied the list issued in December 2017 by the European Union titled ‘The EU list of non-cooperative jurisdictions for tax purposes’, subsequently updated as at 30 June 2018.
Payments to shareholders, lenders and investors
Geographical distribution is based on the registered address of shareholders (for dividends), and country of incorporation of the borrower for interest payments and loan repayments.
Profit before taxation
Profit before taxation when presented by country is adjusted for intercompany dividends.
Project
Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.
Report
The Report has been prepared for BHP’s financial year from 1 July 2017 to 30 June 2018.
Social investment
Includes community contributions and associated administrative costs (including costs borne by BHP to facilitate the operation of the BHP Billiton Foundation), and BHP’s equity share in community contributions for both operated and non-operated joint ventures.
UK Regulations
The Reports to Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015. The UK Regulations implement the EU Accounting Directive (Chapter 10, Directive 2013/34/EU) in the United Kingdom.
26 BHP Economic Contribution Report 2018

Independent auditor’s report to the Directors of BHP Billiton Plc and BHP Billiton Limited
Opinion
In our opinion, the Total payments to governments of US$7,769.1 million (‘Total payments to governments’) as presented in the ‘Our payments to governments’ section of BHP’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) Economic Contribution Report 2018 (‘the Report’) is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the ‘Basis of Report preparation’ section of the Report (‘the Basis of Report preparation’).
Basis for opinion
We performed an audit in order to express an opinion as to whether the Total payments to governments was prepared in accordance with the Basis of Report preparation.
We conducted our audit in accordance with Australian Auditing Standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Total payments to governments section of this auditor’s report.
Emphasis of matter – Basis of Report preparation
The Basis of Report preparation contained in the ‘Basis of Report preparation’ section of the Report is of such importance that it is fundamental to your understanding of the Total payments to governments. This has not caused us to modify our opinion.
Other Information
Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor’s report. BHP is responsible for the Other Information. Our opinion on the Total payments to governments does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.
In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this auditor’s report we have nothing to report.
BHP’s responsibility
BHP is responsible for:
• the preparation and presentation of the Report;
• establishing a framework in which the Total payments to governments and other related information in the Report has been prepared; • determining that the framework as set out in the Basis of Report preparation meets its needs; • establishing internal controls and processes that enable the preparation and presentation of the Report that is free from material misstatement, whether due to fraud or error.
Auditor’s responsibilities for the audit of the Total payments to governments
Our objective is to:
• obtain reasonable assurance about whether the Total payments to governments was prepared in accordance with the Basis of Report preparation; • issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • identify and assess the risks of material misstatement of the Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for the auditor’s opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; • evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by BHP; • obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP’s internal control; • obtain sufficient appropriate audit evidence to express an opinion whether the Total payments to governments was prepared in accordance with the Basis of Report preparation. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for the audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that the auditor identifies during the audit.
Use of this auditor’s report
This auditor’s report has been prepared for BHP in accordance with our engagement letter and is intended solely for the Directors of BHP. We disclaim any assumption of responsibility for any reliance on this auditor’s report, or on the Report to which it relates, to any person other than the Directors of BHP, or for any other purpose than that for which it was prepared.
Independence
In conducting our audit, we have complied with the independence requirements of the Accounting Professional and Ethical Standards Board.
KPMG
Melbourne
6 September 2018
Our contribution Our approach Our payments Additional information
KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.
Liability limited by a scheme approved under Professional Standards Legislation.
BHP Economic Contribution Report 2018 27

Corporate Directory
BHP Registered Offices
BHP Billiton Limited Australia
171 Collins Street Melbourne VIC 3000
Telephone Australia 1300 55 47 57 Telephone International +61 3 9609 3333 Facsimile +61 3 9609 3015
BHP Billiton Plc United Kingdom
Nova South, 160 Victoria Street London SW1E 5LB
Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111
Group Company Secretary
Margaret Taylor
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001
Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE
Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ
Telephone +44 344 472 7001 Facsimile +44 370 703 6101 Email enquiries: investorcentre.co.uk/contactus
BHP Corporate Centres
Chile
Cerro El Plomo 6000 Piso 18 Las Condes 7560623 Santiago Telephone +56 2 2579 5000 Facsimile +56 2 2207 6517
United States
Our agent for service in the United States is Jennifer Lopez-Burkland at: 1500 Post Oak Boulevard, Suite 150 Houston, TX 77056-3020 Telephone +1 713 961 8500 Facsimile +1 713 961 8400
South Africa
BHP Billiton Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers
15 Biermann Avenue Rosebank 2196, South Africa
Postal address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: web.queries@computershare.co.za
Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787
Marketing and Supply Office
Singapore
10 Marina Boulevard, #50-01
Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone +65 6421 6000 Facsimile +65 6421 7000
United States
Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Postal address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: citi.com/dr
How to access information on BHP
BHP produces a range of publications, which are available online at bhp.com. If you are a shareholder, you can also elect to receive a paper copy of the Annual Report through one of the Share Registrars listed above.
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Cover image
The South Australian Health and Medical Research Institute, Adelaide, Australia. Photographer: Steve Baccon
28 BHP Economic Contribution Report 2018

BHP
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